UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 000-51716 CUSIP NUMBER: 18450Q 109

(Check One):    Form 10-K        Form 20-F        Form 11-K      X    Form 10-Q    ___Form 10-D       Form N-SAR

        ____Form N-CSR

For Period Ended:  November 30, 2006

[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    CLEAN POWER TECHNOLOGIES INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  436-35th Avenue N.W

City, State and Zip Code:    CALGARY, ALBERTA T2K 0C1

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-QSB for the period ended November 30, 2006 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report.  As a result, the Registrant’s independent auditors were not able to complete their review of the financial statements prior to January 16, 2007.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

ABDUL MITHA

403

277-2944

 (Name)

(Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X      Yes               __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the most recently completed fiscal year the Company completed the acquisition of Clean Energy and Power Solutions Inc., a Nevada company developing a project for a gas/steam or diesel/steam hybrid technology.  The business combination has been accounted for as a reverse acquisition, with Clean Energy and Power Solutions Inc. being treated as the accounting acquirer.  As a result, certain of the Company’s accounts have been adjusted and/or eliminated in order properly reflect the transaction.

The Company is a development stage company currently involved in the development of a new technology and has earned no revenues in the fiscal year ended August 31, 2006.  The Company expects to report losses of approximately $260,000 for the three month period ended November 30, 2006 with no comparative results for the prior fiscal year.  Losses recorded from May 12, 2006 (date of inception) to the fiscal year ended August 31, 2006 totaled $323,839.  The substantial increase in operational losses anticipated for the current fiscal year is a direct result of the above noted business combination, and in particular, the active development of a new technology.  The major categories resulting in the Company’s expected losses of $260,000 are approximated as follows:  Salaries and consulting fees - $87,000; Research and development costs - $52,000; Professional fees - $20,000; Office and administrative expenses - $67,000, Depreciation - $17,000; Interest expenses - $14,000; and a cost related to the effects of Foreign Exchange on cash of $3,000.

Results reported from May 12, 2006 (date of inception) to the fiscal year ended August 31, 2006 were as follows: Salaries and consulting fees - $94,643; Research and development costs - $65,405; Professional fees - $56,990; Office and administrative expenses - $44,527, Depreciation - $9,238; Interest expenses - $5,799; Organization costs - $2,500; Stock-based compensation - $32,333; and a cost related to the effects of Foreign Exchange on cash of $12,404.

CLEAN POWER TECHNOLOGIES INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 16, 2007

By:   /s/ Abdul Mitha

Name and Title:  Abdul Mitha, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.